Exhibit 12

Quanta Capital Holdings Ltd.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Earnings: Income (loss) from continuing operations before taxes	$20,063	$(50,641)	$(109,481)	$(57,239)
Fixed charges: Assumed interest component of rent expense(1)	459	1,787	1,774	1,466
Interest expense(2)	3,659	5,458	4,165	77
Amortization of TPS placement costs	—	60	58	—
Amortization of Credit Facility fees	—	391	363	291
Assumed 10.25% dividend on $75 million preferred shares(3)	—	7,688	7,688	7,688
Total Fixed charges	$4,118	$15,383	$14,048	$9,522
RATIO OF EARNINGS TO FIXED CHARGES	3.9	(4)	(4)	(4)
PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS(3)	3.9	(5)	(5)	(5)

(1)	One third of rental expense is assumed to be representative of the interest factor.
(2)	During the third quarter of 2007, the Company repurchased all of the Trust Preferred Securities for an aggregate purchase price of $54.5 million.
(3)	During the third quarter of 2007, the Company repurchased all of the Series A preferred shares at a price of $22.50 per share, an aggregate purchase price of $72.6 million. As a consequence, no assumed dividend is required for the year ended December 31, 2007.
(4)	Earnings were inadequate to cover fixed charges on a historical basis by $58.3 million, $115.8 million and $59.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.
(5)	For the purpose of this calculation, we have assumed that the preferred shares have been outstanding since our formation in 2003. Estimated preferred dividends are calculated as the amount of after-tax earnings required to pay such dividends with a yield of 10.25% on our preferred shares to be issued in this offering. Earnings were inadequate to cover fixed charges and preferred dividends on a pro forma basis by $66.0 million, $123.5 million and $64.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.